UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hess Midstream LP

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

428103105

(CUSIP Number)

Global Infrastructure Management LLC

Attention: Julie Ashworth

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428103105	13D	Page 1 of 8 pages

1	Name of Reporting Person GIP II Blue Holding, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 110,718,964
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 110,718,964

11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,718,964
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 77.2%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 2 of 8 pages

1	Name of Reporting Person GIP Blue Holding GP, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 110,718,964
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 110,718,964

11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,718,964
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 77.2%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 3 of 8 pages

1	Name of Reporting Person Global Infrastructure GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 110,718,964
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 110,718,964

11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,718,964
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 77.2%
14	Type of Reporting Person PN

CUSIP No. 428103105	13D	Page 4 of 8 pages

1	Name of Reporting Person Global Infrastructure Investors II, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 110,718,964
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 110,718,964

11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,718,964
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 77.2%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428103105	13D	Page 5 of 8 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the “Statement”), relating to the Class A Shares representing limited partner interests (the “Class A Shares”) of Hess Midstream LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On September 29, 2021, GIP II Blue Holding, L.P. (“Blue Holding”) entered into a $750,000,000 term loan facility (the “Term Loan Facility”). Morgan Stanley Senior Funding, Inc. is acting as the administrative agent and collateral agent for the lenders under the Term Loan Facility. As security for Blue Holdings’ obligations under the Term Loan Facility, certain of the Reporting Persons have pledged substantially all of the assets of Blue Holdings, including all OpCo Class B Units held by Blue Holdings and all Class A Shares owned by Hess Midstream GP LP (“New HESM GP LP”) in which Blue Holdings has an indirect ownership interest, but only to the extent such shares are actually distributed to Blue Holdings (collectively, the “Pledged Securities”). All voting rights and rights to receive dividends or distributions with respect to the Pledged Securities will remain with the Reporting Persons unless the Pledged Securities are foreclosed upon in accordance with the agreements governing the Term Loan Facility.

Underwriting Agreement

On October 5, 2021, GIP II Blue Holding, L.P. (“Blue Holding”) and Hess Investments North Dakota LLC (the “Selling Stockholders”) agreed to sell 4,312,500 and 4,312,500 Class A Shares, respectively, at a price of $25.116 per share (the “Offering”) to J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives to the underwriters (collectively, the “Underwriters”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into between the Issuer, the Selling Stockholders and the Underwriters. The sale was consummated on October 8, 2021. In connection with the sale, each Selling Stockholder redeemed 4,312,500 OpCo Class B Units for a corresponding number of Class A Shares.

Pursuant to the Underwriting Agreement, the Selling Stockholders agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, they will not, during the period ending 60 days after the date of the final prospectus with respect to the Offering: (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Class A Shares, or any options or warrants to purchase Class A Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing with respect to Class A Shares; (ii) enter into any transaction or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class; or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

The foregoing descriptions of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7 hereto and which is incorporated herein by reference.

CUSIP No. 428103105	13D	Page 6 of 8 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 33,663,417 Class A Shares outstanding following the consummation of Offering:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
GIP II Blue Holding, L.P.	110,718,964	77.2%	0	110,718,964	0	110,718,964
GIP Blue Holding GP, LLC	110,718,964	77.2%	0	110,718,964	0	110,718,964
Global Infrastructure GP II, L.P.	110,718,964	77.2%	0	110,718,964	0	110,718,964
Global Infrastructure Investors II, LLC	110,718,964	77.2%	0	110,718,964	0	110,718,964

New HESM GP LP is the record holder of 898,000 Class A Shares. HIP GP LLC is the sole member of New HESM GP LLC, which is the general partner of New HESM GP LP. HIP GP LLC is a 50/50 joint venture between Hess Investments and Blue Holding. As such, each of the foregoing entities may be deemed to beneficially own the securities held of record by New HESM GP LP.

In addition, Blue Holding is the record holder of 109,820,964 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

Blue Holding GP is the general partner of Blue Holding and Blue Holding Partnership. Global GP is the sole member of Blue Holding GP. Global Investors is the sole general partner of Global GP. As a result, each of Blue Holding GP, Global GP and Global Investors may be deemed to share beneficial ownership of the Opco Class B Units held of record by Blue Holding.

(c)	Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of

CUSIP No. 428103105	13D	Page 7 of 8 pages

the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number*	Description

7	Underwriting Agreement, dated as of October 5, 2021, by and among Hess Investments North Dakota LLC, GIP II Blue Holding, L.P. and J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on October 8, 2021).

CUSIP No. 428103105	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2021

GIP II BLUE HOLDING PARTNERSHIP, L.P.
By: GIP Blue Holding GP, LLC, its general partner

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Manager

GIP II BLUE HOLDING, L.P.
By: GIP Blue Holding GP, LLC, its general partner

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Manager

GIP BLUE HOLDING GP, LLC

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Manager

GLOBAL INFRASTRUCTURE GP II, L.P.
By: Global Infrastructure Investors II, LLC, its general partner

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Secretary

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Secretary